AMENDMENT TO EXPENSE LIMITATION AGREEMENT BETWEEN OLD MUTUAL ADVISOR FUNDS AND OLD MUTUAL CAPITAL, INC.

DATED MARCH 1, 2006

AS AMENDED APRIL 19, 2006

This Agreement is amended by replacing paragraph 1 of the Agreement with the following:

1.            The Adviser hereby agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement (but not below zero) and to make any additional payments to the extent necessary to limit the total annual fund operating expenses (inclusive of management fees and other expenses; exclusive of brokerage costs, interest, taxes, dividend expense on short sales, litigation, indemnification, and extraordinary expenses as determined under generally accepted accounting principles) (“Operating Expenses”) of the Fund to an annual rate (as a percentage of the Fund’s average daily net assets) as set forth on Schedule A (“Expense Limit”) for the period from the effective date of this Agreement through December 31, 2008.

Old Mutual Advisor Funds		Old Mutual Capital, Inc.
By:	/s/ David J. Bullock	By:	/s/ Mark E. Black
Name:	David J. Bullock	Name:	Mark E. Black

Title:	Chief Executive Officer	Title:	Chief Financial Officer